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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
the Securities Exchange Act of 1934

(Amendment No. _____)

Advanced Semiconductor Engineering, Inc.

(Name of Subject Company)

Advanced Semiconductor Engineering, Inc. (issuer)

(Names of Filing Person)

American Depositary Shares, each representing 5 Common Shares, par value NT$10.00 per share

(Title of Class of Securities)

00756M404

(CUSIP Number of Class of Securities)

Joseph Tung, Chief Financial Officer/Vice President
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan 110
Republic of China
Telephone: 886-2-8780-5489

Copy to:
Show-Mao Chen, Esq.
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong
Telephone: 852-2533-3328
Facsimile: 852-2533-3388

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS

Exhibit Number	Description

99.2	Press release issued by ASE on November 29, 2006
99.3	Minutes of Board Meeting dated November 27, 2006 (English translation)
99.4	Chairman Jason Chang’s letter to ASE Employees dated November 28, 2006 (English translation)
99.5	Corporate Operations Officer Tien Wu’s letter to ASE Employees dated November 25, 2006 (English translation)
99.6	Corporate Operations Officer Tien Wu’s e-mail letter to ASE Customers dated November 25, 2006